Exhibit P

RECENT DEVELOPMENTS IN THE REGISTRANT AS OF FEBRUARY 20, 2024

The information included in this Exhibit P supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2022, on Form 18-K , filed with the Securities and Exchange Commission (the “Commission”) on September 26, 2023, as amended by Amendment No. 1 thereto filed with the Commission on October 4, 2023, and as may be further amended from time to time. To the extent the information in this Exhibit P is inconsistent with the information contained in such annual report, the information in this Exhibit P replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

Republic of Panama

Cobre Panamá Mining Concession Contract

Cobre Panamá is a large open-cast copper mine development project in Panama, located 120 km west of Panama City and 20 km from the coast of the Caribbean Sea in Donoso District, Colón province. The concession contract for the mine was held by Minera Panamá, S.A., a Panamanian company whose majority owner is First Quantum Minerals, Ltd. (“First Quantum”). The concession was initially agreed upon for a period of 20 years, beginning on February 28, 1997, and had two extension options for two subsequent 20-year periods. Resolution No. 128 of 2016 approved the first 20-year extension.

On December 21, 2017, the Supreme Court of Justice ruled that the original concession contract was unconstitutional, due in part to the lack of a public tender for the granting of the concession, as required by Law 56 of 1995 on General Public Procurement. On December 19, 2022, the Ministry of Commerce and Industries (“MICI”) published Resolution No. 2022-234, by which it announced compliance with the Supreme Court of Justice’s 2017 ruling.

On March 8, 2023, the Government of Panama and Minera Panamá S.A. announced that they had reached agreement on the final text of a new concession contract to govern the long-term operation of the Cobre Panamá project. The proposed new concession contract had an initial 20-year term, with a 20-year extension option, and met the Government’s objectives with respect to equitable sharing of royalties and taxes for Panama’s natural resources, with expected minimum revenues for the Government of U.S.$375 million each year (approximately 10 times more than the Government received under the 1997 concession contract).

On March 24, 2023, MICI published the proposed concession contract agreed with Minera Panamá, S.A. for the Cobre Panamá mining project and invited the general public to participate in a public consultation on the draft concession contract. After the 30-day public consultation process, the concession contract was approved by the Cabinet Council on June 14, 2023. The concession contract was sent to the Comptroller General for approval and subsequently submitted for approval by the National Assembly on August 3, 2023.

The Commerce Committee of the National Assembly recommended the amendment of certain terms of the concession contract. Minera Panamá, S.A. and the Government agreed to modifications to the contract based on these recommendations, after a brief negotiation. The proposed concession contract, with amended terms, was resubmitted to and approved by the Commerce Committee of the National Assembly on October 17, 2023.

On October 20, 2023, the National Assembly approved Bill 1100, the proposal for approval of the new mining concession contract for the Cobre Panamá mine. On the same day, President Cortizo enacted Bill 1100 into Law 406. Law 406 was subsequently published in the Official Gazette.

After the approval of the mining concession contract, marches and protests against the contract began in Panama City and other regions of the country, causing road closures. The groups of protestors included members of the Construction Workers Union, teachers, university students, health personnel, indigenous groups and other citizens. Several strikes were also declared, including by members of the Association of Teachers of the Republic of Panama, the National Medical Negotiating Committee and the Association of Medical Specialists of the Santo

Tomás Hospital. Several stretches of the Interamerican Highway, which connects Panama with the rest of Central and North America, were blocked by indigenous groups due to their discontent with the mining contract. The provinces of Bocas del Toro and Chiriquí were cut off by land from the rest of the country, causing shortages of gasoline and cooking gas. Similarly, agricultural products were blocked from reaching the capital, causing food prices to skyrocket. The protests continued for over one month, through November 2023.

On November 3, 2023, the National Assembly approved, and President Cortizo enacted, Law 407, which establishes an indefinite moratorium on the exploration, extraction, transportation and benefit from metallic mining in Panama.

On November 14, 2023, First Quantum notified MICI of its intent to initiate an arbitration proceeding under the Canada-Panama Free Trade Agreement to enforce the new mining concession contract. The notice of intent initiated a six-month period for consultations between the parties.

On November 16, 2023, Minera Panamá S.A. made combined royalty and tax payments totaling U.S.$567 million covering the period from December 2021 to October 2023, in accordance with its contractual responsibilities to the Government. President Cortizo ordered that the payments from Minera Panamá, S.A. be placed into a separate, restricted account at Banco Nacional de Panamá and remain unused, in compliance with the terms of the concession contract. On February 15, 2024, the Vice Minister of Economy, Carlos González, confirmed that the royalty and tax payments, which had been made while the mining concession contract was still valid, were initially placed into a separate account and later incorporated into the National Treasury account at Banco Nacional de Panamá. The payments from Minera Panamá S.A. were accounted for by the Government partially as direct tax revenues and partially as royalty payments (non-tax revenue) from the metallic mining sector.

On November 27, 2023, the Supreme Court of Justice declared Law 406 of October 20, 2023, which enacted the new mining concession contract, unconstitutional, citing violation of 25 articles of the Panamanian Constitution, including the right to live in a pollution-free environment, the obligation of the Government to protect the health of minors and its commitment to promote the economic and political engagement of indigenous and rural communities. The Court’s ruling was published in the Official Gazette on December 2, 2023.

As a result of the Supreme Court of Justice’s ruling, President Cortizo announced that a process would begin for an orderly and safe closure of the Cobre Panamá mine.

On November 29, 2023, Minera Panamá S.A. initiated an arbitration proceeding before the International Court of Arbitration of the International Chamber of Commerce seeking to enforce its rights under the mining concession contract.

On December 8, 2023, MICI notified First Quantum, the majority owner of Minera Panamá S.A., of the termination of its copper extraction and processing operations at the Cobre Panamá mine.

On December 16, 2023, Minera Panamá S.A. announced the creation of a special voluntary retirement program as a result of the Cobre Panamá mine closure. The program, which was opened to more than 2,500 employees, includes payment of: (i) all wages owed, (ii) accumulated vacation days, (iii) accumulated bonus (thirteenth) month pay, (iv) seniority premiums, and (v) any other compensation required by Panama’s Labor Code. On January 16, 2024, Minera Panamá S.A. announced that it had extended its voluntary retirement program to another 1,500 employees.

On December 19, 2023, the new Minister of Commerce and Industries, Jorge Rivera Staff, announced that the closure plan for the Cobre Panamá mine will include: (i) an environmental plan for the orderly and definitive closure of the mine; (ii) a strategy for the country’s defense against any lawsuits and international arbitrations initiated by the former mining concession holder; and (iii) the substitution or replacement of metallic mining in Panama’s GDP.

On December 29, 2023, MICI requested that Minera Panamá S.A. prepare a preservation and safety management plan to ensure the stability and environmental management of the mine, including personnel requirements and monitoring and evaluation procedures. Minera Panamá S.A. submitted the preservation and safety management plan to MICI on January 16, 2023.

On January 25, 2024, the Commerce Committee of the National Assembly summoned the Minister of Commerce and Industries, Jorge Rivera Staff, to appear before the committee and explain the closure process for the Cobre Panamá mine. The Commerce Committee also asked for clarification as to why MICI asked Minera Panamá S.A. to prepare the closure plan, instead of the Ministry of Environment.

On January 26, 2024, Korean news media reported that Korea Mine Rehabilitation and Mineral Resources Corp., which holds 10% of the shares of Minera Panamá S.A., is considering an investor-state arbitration against Panama in the amount of U.S.$747 million due to the closure of the Cobre Panamá mine.

Immigration

Panama’s National Immigration Service estimates that in 2023, approximately 520,085 migrants moved through the Darien Gap, a stretch of jungle between Colombia and Panama, with the goal of crossing the Panamanian territory and continuing their journey through Central America on their way to reach the U.S. and Canada. In comparison, the number of migrants estimated to have crossed the Darien Gap into Panama was approximately 6,465 in 2020, 133,726 in 2021 and 248,284 in 2022. According to the National Immigration Service records, most of the migrants come from Venezuela, followed by Ecuador, Haiti and China. The Government has been working individually and jointly with other countries and organizations to address the flow of migration into Panama through the Darien Gap and other issues stemming from illegal immigration such as environmental degradation, poverty, human trafficking and crime.

In October 2023, the Ministry of Environment estimated that the cost of environmental restoration for damages associated with migration in the Darien region totaled U.S.$11.9 million. Each migrant is estimated to leave behind approximately 20 pounds of waste during the journey through the Darien Gap.

On October 2, 2023, U.S. government sources announced plans for a six-month pilot program wherein U.S. officials from the Department of Homeland Security and Department of State will assist Panama in verifying the immigration applications of migrants arriving in the country and repatriating migrants who do not have a legal basis to remain in the country or to apply for asylum, in order to reduce the pressure on the southern border of the United States. According to the source, the U.S. would also provide U.S.$10 million in assistance to Panama for the program.

On October 6, 2023, President Cortizo and President Rodrigo Chaves of Costa Rica flew over the Panamanian border with Colombia to visit the points where migrants are entering the country, including the communities of Tres Bocas River, Canaán Membrillo and Bajo Chiquito, as well as the Lajas Blancas Migration Reception Station, where migrants are inspected and assisted. The presidents then visited the First Eastern Brigade of the National Border Service in Metetí, where they held a Panama-Costa Rica Binational Cabinet Meeting. After this meeting, the two presidents reached an agreement, including: (i) the organization of 200 buses to carry migrants through both countries without stopping at regular migratory checkpoints, in order to improve the flow of migrants; (ii) a regional meeting of heads of state to address the migratory crisis to be held in Mexico; and (iii) an invitation to the heads of state of the region to visit the Darien and witness the severity of the humanitarian crisis.

In December 2023, the Cabinet Council approved the allocation of U.S.$3.3 million for the provision of food to migrants arriving through the Darien Gap. Panama has spent approximately U.S.$70.0 million in the past four years on the provision of food, healthcare and other services to migrants.

In 2023, the Spanish Agency for International Development Cooperation (“AECID”) strengthened its cooperation with Panama in the Darien area, implementing five humanitarian assistance projects and increasing the budget for these projects by about 30% compared to the previous year. AECID’s support in Panama is provided by three key partners: the Panamanian Red Cross, the International Federation of the Red Cross and Red Crescent Societies and the Hebrew Immigrant Aid Society.

In 2023, the National Border Service rescued 730 migrants from organized crime networks in the province of Darien and the Guna Yala region and apprehended 72 people responsible, including both Panamanians and foreigners. Reports by the non-profit organization International Crisis Group and data provided by the Drug Prosecutor’s Office revealed that the Clan del Golfo, an organized crime group known for smuggling drugs, also controls the smuggling of migrants through the Darien Gap by maintaining contacts with groups in charge of guiding migrants through the jungle and facilitating the use of boats to move through the rivers and charges U.S.$80.00 per person when transiting from Colombia to Panama. In December 2023, Interpol Colombia announced that, with the support of the United States Office of Homeland Security Investigations, they dismantled a criminal network tied to the Clan del Golfo that had smuggled approximately 294 migrants (including nine minors) through the Darien Gap into Panama, charging such migrants up to U.S.$4,500 for the passage.

On January 19, 2024, the Panamanian Minister of Security, Juan Manuel Pino, and the Colombian Minister of Security, Iván Velásquez met to discuss border security and related issues such as irregular migration, drug trafficking, human trafficking and organized crime.

In the first 19 days of 2024, a daily average of 835 migrants crossed the Darien Gap from Colombia into Panama. As of January 19, 2024, 15,872 people (including 3,096 minors) had been reported in the migration reception centers along the Panamanian border, of which 8,158 were from Venezuela, 1,758 were from Haiti, 1,727 were from China and 1,031 were from Ecuador.

On February 2, 2024, the governments of Panama and the United States held a meeting to discuss various security objectives and agreed to work together on border security, cybersecurity, human rights and human trafficking in the Darien Gap.

In the first 35 days of 2024, approximately 40,739 migrants crossed the Darien Gap into Panama, a 65% increase compared to the same period of 2023. The Director of Panama’s National Immigration Service estimated that 99% of the migrants crossing the Darien Gap do not meet the requirements to claim refugee status. Panama expects an increase of 10% to 20% in the number of migrants in 2024, as compared to 2023.

Panama’s National Immigration Service estimated that in January 2024, approximately 36,001 migrants moved through the Darien Gap into Panama, with a total of 54,547 migrants crossing into Panama during the first 45 days of 2024.

Recent Government Actions

On September 28, 2023, the Ministry of Public Health of the Republic of Cuba and the Ministry of Health of Panama signed a Memorandum of Understanding with the objective of strengthening the exchange of experiences and cooperation between the parties, especially with respect to scientific and technical capacities in prevention, surveillance and responses to health emergencies.

On September 28, 2023, Judge Baloisa Marquínez of the Second Criminal Trial Court of the First Judicial Circuit of Panama set the dates for the plenary hearing for 25 Panamanians accused of money laundering and corruption of public servants in connection with the Odebrecht case (among them, former presidents Ricardo Martinelli and Juan Carlos Varela, and several former ministers), from July 15, 2024 to August 23, 2024, and as alternative dates, September 16, 2024 to October 25, 2024.

On October 3, 2023, the Cabinet Council authorized the extension of the Panama Solidario Plan, including the cost of continuing to provide the Vale Digital during the month of October 2023.

On October 9, 2023, Law 401 of October 5, 2023 was published in the Official Gazette. Law 401 established a 25% discount to be granted to all taxpayers who pay 100% of their property tax corresponding to the 2024 fiscal period before November 30, 2023. To be eligible, taxpayers must have also paid the total property tax corresponding to 2023.

On October 10, 2023, the Cabinet Council approved the extension of the fuel subsidy until November 14, 2023, maintaining the price per gallon at U.S.$3.25 for 91 octane gasoline, as well as for diesel.

On October 20, 2023, President Cortizo enacted Law 406, which approved the new mining concession contract between the Government and Minera Panamá S.A. The law was later declared unconstitutional, and the Cobre Panamá mine was ordered to close. On November 3, 2023, the National Assembly approved, and President Cortizo enacted, Law 407, which establishes an indefinite moratorium on the exploration, extraction, transportation and benefit from metallic mining in Panama. See “—Republic of Panama—Cobre Panamá Mining Concession Contract”.

On October 27, 2023, the Financial Action Task Force (the “FATF”) excluded Panama from its gray list, after finding that Panama had implemented important measures to combat money laundering and the financing of terrorism following its June 2019 action plan. Panama is therefore no longer subject to the FATF’s increased monitoring process.

On November 14, 2023, the Cabinet Council approved another extension of the fuel subsidy until December 14, 2023, maintaining the price per gallon at U.S.$3.25 for 91 octane gasoline, as well as for diesel.

On December 27, 2023, the Cabinet Council extended the state of environmental emergency in the country until May 31, 2024 due to the prolonged drought as a consequence of climate change.

On December 29, 2023, through Executive Decree No. 29, President Cortizo extended the caps on retail sales prices of 18 food products for an additional six months.

On December 29, 2023, the plenary session of the National Assembly approved Bill No. 1041, which dictates the General State Budget for fiscal year 2024 (the “2024 Budget”) in the amount of U.S.$30.7 billion. On December 20, 2023, President Cortizo enacted the 2024 Budget as Law No. 418. The 2024 Budget contemplates physical investments in the amount of U.S.$6.6 billion and financial investments in the amount of U.S.$3.5 billion.

On January 8, 2024, the Administrative Court of Public Procurement, through Resolution 007-2024, revoked Tocumen International Airport’s Resolution 065.AL.21 of September 28, 2021, which had terminated a contract between Odebrecht and Tocumen International Airport for the expansion of Terminal 2, worth more than U.S.$900 million, due to non-compliance by Odebrecht with the terms of the contract.

On January 10, 2024, President Cortizo signed Executive Decree No. 1 of 2024, which adjusts the minimum wage in certain economic sectors that have recovered in comparison to 2019. The new minimum wage rates will increase by 4.5% for small companies, 6.0% for large companies and 7.0% for companies in the banana sector.

On January 10, 2024, the Public Prosecutor’s Office asked Judge James Corro, Compliance Judge in Panama’s penal court system, to declare Norberto Odebrecht de Panamá, S.A. and Norberto Odebrecht (currently C.N.O.) as not in compliance with the timely payment of ordered fines in the amount of U.S.$19,249,999.99.

On February 1, 2024, the Supreme Court of Justice unanimously declared that the U.S.$550 cap on the bonus (thirteenth month) salary for civil servants was unconstitutional. The ruling stated in part that the Government is obligated to pay the same salary for provision of work of equal value, and that different treatment under the pretext of belonging to different sectors (public and private) is discriminatory.

Political Developments

On October 13, 2023, the General Administrator of the Government Innovation Authority, Luis Oliva, resigned in order to run as a candidate for legislator (diputado) of the Democratic Revolutionary Party in the 2024 general elections.

On October 19, 2023, President Cortizo appointed Francisco Mola Ortega as the new Vice Minister of Foreign Trade in the Ministry of Commerce and Industries.

On October 30, 2023, the Vice Minister of Internal Trade, Omar Montilla, resigned from his position. After his resignation, he will return to his position as representative of the Mateo Iturralde district.

On November 13, 2023, the Second Criminal Court of the First Judicial Circuit of Panama issued a mixed ruling in relation to the Blue Apple case. The court found Federico José Suárez Cedeño, former Minister of Public Works during the Martinelli administration, responsible for crimes against collective security, sentenced him to 168 months in prison and ordered the payment of U.S.$27,401,837.54 to the National Treasury as a penalty. The court also found Jaime Ford, former Minister of Public Works during the Martinelli administration, responsible for crimes against the economic order, sentenced him to 80 months in prison and ordered the payment of U.S.$11,428,933.52 to the National Treasury as a penalty.

On November 22, 2023, President Cortizo appointed Hamed Leopoldo Tuñón Pinzón as acting General Administrator of the Aquatic Resources Authority.

On November 30, 2023, Federico Alfaro Boyd resigned as Minister of Commerce and Industries after protests spread throughout the country in opposition to Law 406, which approved the mining concession contract between the Government and Minera Panamá S.A. President Cortizo subsequently appointed Jorge Rivera Staff as the new Minister of Commerce and Industries.

On December 5, 2023, the legislator of the ruling Democratic Revolutionary Party, Roberto Ábrego, resigned as a member of the board of directors of the Panama Canal Authority (the “PCA”) in order to be able to run for reelection. Mr. Ábrego’s appointment as director of the PCA was endorsed on April 7, 2020 by the National Assembly, which is responsible for the appointment of one of the directors of the PCA.

On December 5, 2023, businessman David Ochy, a presidential candidate for the Realizando Metas party, was arrested in Costa Rica and is being investigated in connection with alleged money laundering. Mr. Ochy is also being investigated in Panama for alleged money laundering in connection with the “New Business” case, in which he could not be tried due to the immunity he had as a presidential pre-candidate.

On December 13, 2023, President Cortizo appointed Rosilena Lindo as the new National Secretary of Energy of Panama.

On January 30, 2024, the Cabinet Council approved the appointment of Javier Enrique Caraballo Salazar for the position of Attorney General of the Nation for the remainder of the current period, which expires on December 31, 2024.

On February 2, 2024, President Cortizo appointed Candice Herrera as Vice Minister of Internal Trade of the Ministry of Commerce and Industries, Alberto Ostía Pérez as administrator of the National Authority for Government Innovation and Hamed Tuñón as director of the Aquatic Resources Authority.

On February 2, 2024, the Second Criminal Chamber of the Supreme Court of Justice decided not to admit the appeal made by former president Martinelli and four others in the “New Business” case. In light of the Supreme Court of Justice’s decision, the judgment issued by the Second Criminal Trial Court of the Province of Panama’s First Judicial Circuit in July 2023, finding former President Martinelli (and four other people) guilty of money laundering, sentencing former President Martinelli to 128 months in prison and imposing a U.S.$19.2 million fine on him, still stands.

Former President Martinelli is currently a candidate for the presidency in the 2024 presidential election. Article 180 of Panama’s Political Constitution establishes that anyone who has been convicted of an intentional crime with a custodial sentence of five years or more cannot be elected President of the Republic. Due to the judgment in the “New Business” case, former President Martinelli has been convicted of an intentional crime with a custodial sentence of five years or more. Pursuant to the Electoral Code, Panama’s Electoral Court is responsible for making determinations about the disqualification of candidates. On February 8, 2024, the Electoral Court announced that it had not yet received an authenticated copy of the judgment in the “New Business” case, but that when it arrives, the corresponding process will be carried out expeditiously and in accordance with the provisions of the Constitution and the Electoral Code.

The Economy

In the nine-month period ended September 30, 2023, estimated real GDP growth was 8.9%, compared to 11.0% real GDP growth for the same period in 2022. In 2023, estimated real GDP growth was 7.0%, compared to 10.8% real GDP growth in 2022. Inflation, as measured by the average CPI with base year 2013, was 1.5% in 2023 compared to 2022.

The following table includes the nominal and real GDP as of the end of December each year indicated:

TABLE NO. 1

Gross Domestic Product

	2019	2020	2021	2022	2023(E)
Economic Data:
GDP (millions, nominal dollars)	$69,722	$57,087	$67,407	$76,523	$83,486
Percent change from previous year	3.6%	(18.1)%	18.1%	13.5%	9.1%
GDP (millions, constant dollars)(2)	$69,503	$57,223	$66,284	$73,449	$78,591
Percent change from previous year	3.3%	(17.7)%	15.8%	10.8%	7.0%

Source: Ministry of Economy and Finance, Directorate of Analysis and Economic Policies/ Directorate of public policy; and Office of the Comptroller General.

The transportation, storage and mail sector grew by an estimated 11.9% in the nine-month period ended September 30, 2023 compared to the same period in 2022, representing 11.8% of GDP in the nine-month period ended September 30, 2023. Growth in the transportation, storage and mail sector was primarily due to operations in the Panama Canal as well as increased activity in air and ground transportation. Mining activities increased by 11.1% in the nine-month period ended September 2023 compared to the same period in 2022, representing 4.2% of GDP in the-nine-month period ended September 2023. Growth in mining activities was primarily due to increased export of copper minerals and their concentrates to the international market and due to increased demand for basic materials such as stone, sand and clay. The information and communications sector grew by 2.5% in the nine-month period ended September 30, 2023 compared to the same period in 2022, representing 2.3% of GDP in the nine-month period ended September 30, 2023. Growth in the information and communications sector was primarily due to an increase in demand for mobile phone, internet and cable TV services.

The construction sector grew by 23.8% in the nine-month period ended September 30, 2023 compared to the same period in 2022, representing 16.5% of GDP in the nine-month period ended September 30, 2023. Growth in the construction sector was primarily due to an increase in construction of residential and non-residential projects. The financial and insurance sector grew by 3.0% in the nine-month period ended September 30, 2023 compared to the same period in 2022, representing 6.1% of GDP in the nine-month period ended September 30, 2023. Growth in the financial and insurance sector was attributable mainly to higher performance of the banking sector.

The manufacturing sector grew by 3.6% in the nine-month period ended September 30, 2023 compared to the same period in 2022, representing 4.8% of GDP in the nine-month period ended September 30, 2023. Growth in the manufacturing sector was primarily due to an increase in the production of cement, lime, plaster and premixed concrete, and the processing and preservation of fish. The agricultural and fisheries sector grew by 0.8% in the nine-month period ended September 30, 2023 compared to the same period in 2022, representing 2.4% of GDP in the nine-month period ended September 30, 2023. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of corn and an increase in exports of fresh and frozen fish. The commerce, hotels and restaurants sector grew by 10.3% in the nine-month period ended September 30, 2023 compared to the same period in 2022, representing 20.6% of GDP in the nine-month period ended September 30, 2023. The growth in the commerce, hotels and restaurants sector was mainly due to an increase in the entry of tourists and visitors to the country and an increase in the sales volume of textiles, vehicles, clothing and fuel.

The Central Government’s preliminary current savings in 2023 registered a surplus of U.S.$487.2 million (0.6% of nominal GDP) compared to a surplus of U.S.$618.2 million in 2022 (0.8% of nominal GDP). The Central Government’s overall deficit decreased to U.S.$3,115.9 million in 2023 (3.7% of nominal GDP) compared to a deficit of U.S.$3,147.6 million in 2022 (4.1% of nominal GDP). Total revenues of the Central Government in 2023 included certain non-recurring items, including, as discussed below, U.S.$500 million in revenues from sale of land to the PCA and U.S.$567 million in tax and royalty payments by Minera Panamá S.A. See “—Panama Canal” and “—Foreign Trade and Balance of Payments – Foreign Direct Investment – Cobre Panamá”.

The preliminary fiscal deficit of the non-financial public sector in 2023 was U.S.$2,462.5 million (3.0% of nominal GDP), which represented a decrease of U.S.$582.2 million from the deficit of U.S.$3,044.7 million in 2022. Total non-financial public sector expenditures in 2023 were U.S.$17,611.2 million, an increase of U.S.$1,284.8 million (7.9%) from U.S.$16,326.4 million in 2022. Total non-financial public sector revenues in 2023 were U.S.$15,148.6 million, an increase of U.S.$1,867.0 million (14.1%) from U.S.$13,281.7 million in 2022.

On the expenditure side, non-financial public sector capital expenses totaled U.S.$4,033.4 million in 2023, a decrease of U.S.$80.0 million compared to U.S.$4,113.5 million in 2022. Non-financial public sector current expenses in 2023 amounted to U.S.$13,577.7 million, a U.S.$1,364.8 million (11.2%) increase from U.S.$12,212.9 million in 2022. On the revenue side, Central Government tax revenue in 2023 was U.S.$6,398.4 million, an increase of U.S.$532.4 million (9.1%) from U.S.$5,866.0 million in 2022, while non-tax revenue was U.S.$4,258.7 million, an increase of U.S.$837.9 million (24.5%) from U.S.$3,420.9 million in 2022. Central Government capital revenue in 2023 was U.S.$17.7 million.

As of September 30, 2023, the total estimated amount of payments scheduled to be made under outstanding turnkey and deferred payment contracts to 2027 was approximately U.S.$2,188.7 million, up from U.S.$1,209.86 million as of September 30, 2022.

The following table sets forth the GDP growth estimates for Panama and selected peers for 2023 and 2024, as published by the World Bank and the International Monetary Fund (“IMF”):

TABLE NO. 2

Estimated GDP Growth Comparison of Selected Peers

	2023		2024
	IMF	World Bank	IMF	World Bank
	(Percentage growth)
Country
Panama	6.00	6.30	4.00	6.40
Latin America and Caribbean	2.30	2.00	2.30	2.30
Mexico	3.20	3.20	2.10	2.50
Uruguay	1.00	1.50	3.30	3.30
Peru	1.10	0.80	2.70	2.30

Source: Ministry of Economy and Finance; World Bank; IMF.

The following table sets forth Panama’s principal price indicators for each of the years 2019 through 2023:

TABLE NO. 3

Inflation

(percentage change from previous period)(1)

	2019	2020	2021	2022	2023
Annual Percentage Change:
Consumer Price Index	(0.4)%	(1.6)%	1.6%	2.9%	1.5%

(1)	The CPI inflation base year is 2013

Note: Totals may differ due to rounding.

Source: Office of the Comptroller General.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which represented an estimated 72.2% of GDP during the third quarter of 2023. Services include real estate; transportation, storage and mail; information and communication; commerce, restaurants and hotels; financial intermediation and insurance; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, transportation sector, and real estate sector represent significant percentages of real GDP (estimated to be 22.1%, 12.1% and 14.7%, respectively, of real GDP during the third quarter of 2023), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce—which includes wholesale and retail activities as well as restaurants and hotels—is the largest component of the service sector and represented an estimated 22.1% of real GDP during the third quarter of 2023. During the third quarter of 2023, commerce activities increased by 8.6% compared to the third quarter of 2022, mainly due to an increase in the sales volume of fuel, automobiles and textiles. During the third quarter of 2023, the restaurants and hotels sector increased by 7.0% compared to the third quarter of 2022, mainly due to the performance of restaurant services and the increase in the entry of tourists and visitors to the country.

Transportation, Storage and Mail. The transportation, storage and mail sector, which includes ports, airports and rails and is the second largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 12.1% of real GDP during the third quarter of 2023.

Real Estate. The third largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 14.7% of GDP during the third quarter of 2023.

Financial Services and Insurance. The financial services and insurance sector represented an estimated 6.3% of GDP during the third quarter of 2023. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of November 30, 2023, consisted of two state-owned banks (BNP and Caja de Ahorros) and 61 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of November 30, 2023 banking sector assets and deposits totaled approximately U.S.$146.1 billion and U.S.$104.2 billion, respectively. See “Financial System”.

Panama Canal. In the PCA’s 2023 fiscal year, canal transits decreased to 14,080 transits from 14,239 transits in 2022, while cargo tonnage decreased to 285.8 million long tons from 294.1 million long tons in 2022. Canal transits and cargo tonnage decreased mainly due to the PCA’s daily transit restrictions and draft reductions as a result of low water availability. See “—Panama Canal—Water Conservation and Management”. According to the PCA, toll revenues for fiscal year 2023 reached U.S.$3,348 million, an increase of 10.6% compared to U.S.$3,028 million in fiscal year 2022.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 5.3% of GDP during the third quarter of 2023. Manufacturing represented an estimated 4.6% of GDP during the third quarter of 2023.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 6.4% of real GDP during the third quarter of 2023.

The Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) for the nine-month period ended September 30, 2023 totaled U.S.$8.3 billion in 2023.

The following table sets forth summary financial information on principal public sector businesses for the nine-month period ended September 30, 2023:

TABLE NO. 4

Selected State-Owned Enterprises(1)

2023 Financial Statistics(2)

(in millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (banking)	$13,190.0	1,352.8	512.8	218.1	19.9
Empresa Nacional de Autopistas (“ENA”) (highway)	$977.9	301.1	118.5	24.4	0.0
Caja de Ahorro (banking)	$6,499.8	360.0	261.1	31.9	0.4

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the Government.
(2)	For the nine-month period ended September 30, 2023.

Sources: BNP, ENA and Caja de Ahorros.

As of and for the eleven-month period ended November 30, 2023, Banco Nacional de Panamá had U.S.$15,581.1 million in total assets, U.S.$1,406.8 million in capital and reserves, U.S.$656.0 million in gross revenues and U.S.$270.7 million in net income. As of and for the eleven-month period ended November 30, 2023, Caja de Ahorros had U.S.$6,454.8 million in total assets, U.S.$351.0 million in capital and reserves, U.S.$318.6 million in gross revenues and U.S.$33.5 million in net income.

The FAP’s total assets were U.S.$1.4 billion and U.S.$1.3 billion as of September 30, 2023, and September 30, 2022, respectively.

Public Sector Enterprises

Telecommunications. During fiscal year 2023, Cable & Wireless (Panama) S.A. (“C&W Panama”) declared a dividends to shareholders totaling U.S.$40.8 million corresponding to accumulated earnings during the year. The Government currently holds 49% of C&W Panama’s outstanding shares, and accordingly received U.S.$20.0 million of the dividend distributions.

Air Transportation. Tocumen International Airport set a record for passengers during 2023 by handling 17,825,465 million passengers, surpassing the previous all-time high of 16,582,601 passengers recorded in 2019. As of the end of 2023, 31 airlines operated at Tocumen International Airport, of which 15 were cargo airlines and 16 were passenger airlines.

Ports. During 2023, the Manzanillo International Terminal (“MIT”) handled approximately 2.6 million TEUs of cargo and containers, compared to approximately 2.7 million TEUs in 2022. The Colón Container Terminal handled approximately 1.4 million TEUs of cargo and containers in 2023, compared to approximately 1.4 million TEUs in 2022. The container terminal at Port of Balboa handled approximately 2.3 million TEUs of cargo and containers in 2023, compared to approximately 2.2 million TEUs in 2022. The container terminal at the Port of Cristobal handled approximately 888,306 TEUs of cargo and containers in 2023, compared to approximately 913,911 TEUs in 2022.

Banking. Collectively, BNP and Caja de Ahorros had approximately 17.5% of deposits and 15.7% of assets in the national banking system as of September 30, 2023. See “Financial System—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros. As of February 1, 2024, the Government had not announced any plans to privatize these financial institutions.

Strategic Sectors

Investments in Infrastructure. On June 1, 2021, President Cortizo announced the launch of a new plan for the development of the electricity sector. As part of the plan, the President announced the construction of a natural gas plant by InterEnergy Group and AES. The construction of the plant represents an investment of U.S.$1.0 billion and is expected to generate approximately 3,000 jobs. The natural gas plant is currently under construction and is expected to be operational in 2024.

In addition, Executive Decree No. 722 of October 15, 2020 created a sub-category of Permanent Residency for Qualified Investors with the aim of generating more foreign direct investment in the country. The program grants immediate permanent residency to investors who make at least a minimum investment. For example, the minimum investment for real estate is set at U.S.$300,000 until October 2024.

On February 15, 2022, the National Secretariat of Science, Technology and Innovation announced that a regional center for innovation in vaccines and biopharma had been approved for construction with an initial investment of U.S.$3.5 million for the project to provide the country with the capacity to produce its own vaccines, monoclonal antibodies and recombinant proteins.

Investments in Telecommunications. Telecom provider TIGO announced in January 2023 that it would invest U.S.$100 million to improve and expand its internet, television and cellphone networks in Panama; as of September 30, 2023, it had reported U.S.$60.8 million in fixed investments. The U.S. satellite company, Starlink, began offering services in Panama as of May 2023. On July 12, 2023, the Panama Digital Gateway was inaugurated. The structure serves as a 5,500 square meter data center and cable landing center with investments from Italian company Sparkle and Panamanian telecommunications company Trans Ocean Network.

Investments in Tourism. The 2023-2024 cruise season began on September 1, 2023, and the Panama Maritime Authority (the “PMA”) stated that the Panama Cruise Ship Terminal had 49 reservations for the season, of which 31 were in-transit reservations (expected to bring approximately 69,633 passengers throughout the season) and 18 were home base reservations (expected to bring approximately 12,974 passengers throughout the season). According to the PMA, on average, each transiting passenger spends approximately U.S.$100 in tours, food and souvenirs in Panama, while each home base passenger spends approximately U.S.$350 on the same items in Panama. In February 2022, Royal Caribbean announced that it would offer cruises from Panama in the 2023-2024 season.

Panama Canal

The Panama Canal plays a significant role in the Panamanian economy, representing almost 3% of global maritime trade.

Cargo tonnage in fiscal year 2023 decreased to 285.8 million long tons from 294.1 million long tons in fiscal year 2022. Cargo tonnage in fiscal year 2021 increased to 287.5 million long tons from 255.7 million long tons in fiscal year 2020, while cargo tonnage in fiscal 2019 was 253.0 million long tons.

The PCA’s revenue comes primarily from three sources: tolls, transit related services and other revenues. Between 2019 and 2023, tolls have represented an average of 73.3% of the PCA’s total revenues, while transit-related services represented 23.5% and other revenues represented 3.2%. The following table summarizes the PCA’s revenue streams and amounts:

TABLE NO. 5

Panama Canal Principal Statistics

Fiscal Year	Tolls (millions of U.S. dollars)	Transit- Related Services (millions)	Other Revenues (millions)
2019	$2,593	$485	$136
2020	$2,663	$676	$105
2021	$2,968	$875	$116
2022	$3,028	$1,175	$119
2023	$3,348	$1,458	$161

Source: Panama Canal Authority.

For the 2022 fiscal year, the PCA paid the Central Government U.S.$2,494.4 million in dividends, an increase of 19.9% compared to U.S.$2,080.6 million in dividends the PCA paid to the Central Government in fiscal year 2021. For the 2021 fiscal year, the PCA paid the Central Government U.S.$2,080.6 million in dividends, an increase of 14.0% compared to U.S.$1,824.1 million in dividends the PCA paid to the central government in fiscal year 2020. For the 2020 fiscal year, the PCA paid the Central Government U.S.$1,824.1 million in dividends, an increase of 2.1% compared to U.S.$1,786.4 million in dividends the PCA paid to the central government in fiscal year 2019. For the 2019 fiscal year, the PCA paid to the Central Government U.S.$1,786.4 million in dividends, an increase of 4.9% compared to U.S.$1,702.8 million in dividends that the PCA paid to the Central Government for the 2018 fiscal year.

On August 10, 2023, the PCA announced the acquisition from the Government of 25,000 hectares of land and seabed in the western sector of Panama’s Pacific coast for U.S.$500 million. The PCA acquired the land with the aim to: (i) conserve the forest on the land, (ii) encourage water sustainability, and (iii) construct a logistics corridor to enable the transportation of cargo by an alternate route bypassing the city and the Bridge of the Americas, thereby diversifying the portfolio offered by the Canal to its cargo customers. The U.S.$500 million was accounted for by the Government as non-tax revenues.

On September 28, 2023, the plenary session of the National Assembly approved the Panama Canal’s budget for fiscal year 2024 (which runs from October 1, 2023 to September 30, 2024). The 2024 budget contemplates total revenues of U.S.$4,776.5 million, of which U.S.$3,561.2 million is expected in toll revenues, U.S.$50.3 million is expected from energy sales and U.S.$34.8 million is expected from water sales, and net income of U.S.$2,913.9 million. The 2024 budget also contemplates contributions to the National Treasury of U.S.$2,470.8 million.

On December 18, 2023, the PCA contributed U.S.$2,544 million to the National Treasury (an increase from U.S.$2,494.4 million in the previous year), of which U.S.$1,942 million was from an economic surplus, U.S.$600 million was from tolls and tonnage fees, and U.S.$1.7 million was from fees for public services rendered. The PCA’s direct contributions to the National Treasury amounted to approximately 3.1% of GDP.

On December 23, 2023, the Metro de Panama announced that the tunnel boring machine that will be used to excavate the Line 3 tunnel that passes under the Panama Canal will begin to be assembled in the first four months of 2024. The tunnel boring machine, which cost approximately U.S.$45 million, comprises 99 pieces and will be 93 meters long with an external diameter of 13.50 meters. The tunnel boring machine is expected to extract more than one million cubic meters of excavated material at a rate of 220 cubic meters per month.

During December 2023, 2,531 vessels transited the Panama Canal, of which 71.0% were Panamax size and 29.0% were Neopanamax size. During January 2024, 3,233 vessels transited the Panama Canal, of which 71.4% were Panamax size and 28.6% were Neopanamax size.

Water Conservation and Management

In view of the climatic changes that impact the availability of water in and around the Panama Canal (including less rainfall, the El Niño phenomenon and drought), the PCA has begun implementing a series of water conservation measures with the purpose of ensuring sufficient water for use by the surrounding population as well as in the Canal. The measures include (i) the use of a cross-locking process in the Panamax locks to combine water from one side of a lock with the other, (ii) scheduling of transits to be able to reuse the same amount of water for multiple vessel transits, (iii) limiting the number of daily transits, and (iv) reducing the draft in the locks.

October 2023 was the Panama Canal watershed’s driest month in 73 years. As a result, on October 31, 2023, the PCA announced new restrictions on reservations by shipping lines and other customers. Reservation spots were capped at 25 for the first week of November 2023, 24 between November 8 and November 31, 2023, 22 for December 2023 and 20 for January 2024.

In October 2023, the PCA reduced the variable component of its toll rate by about 50%, due to changes in rainfall patterns that have affected the availability of freshwater in the Panama Canal. With this reduction, Neopanamax vessels have an average reduced rate of U.S.$19,700 per transit, while Panamax vessels have a reduced average rate of U.S.$6,800 per transit.

As of November 1, 2023, the PCA reduced the average number of transits through the Canal to 31 vessels per day, with nine transits permitted through the Neopanamax locks and 22 transits permitted through the Panamax locks. On November 29, 2023, the PCA further reduced transits through the Canal to 22 transits per day during December 2023. On December 15, 2023, the PCA announced that as of January 16, 2024, the Canal would allow 24 transits per day, due to higher levels of rainfall than expected in November 2023.

Due to longer wait times for vessels to cross the Panama Canal, on November 25, 2023, the PCA held its first auction for expedited transit, with a base price of U.S.$55,000. Only vessels that arrived in Panamanian waters before November 17, 2023 without reservation could participate, and the winners of the auction would be able to transit the Canal on November 27, 2023. The PCA plans to hold similar auctions in the future for regular and Panamax vessels that wait 10 days or more in queue to cross the Canal. The auctions are expected to be announced three days prior, and held two days prior, to the transit date.

As of December 21, 2023, the water level of Gatun Lake was reported at 81.4 feet (while the normal maximum water level is 87.5 feet). The water level of Alajuela Lake was reported at 252.2 feet, consistent with its normal maximum operating level, providing a small respite from recent low water levels.

As of December 31, 2023, in the aggregate, the lakes and water reservoirs surrounding the Panama Canal held only 50% of the usual water collected as of the end of the year. Total rainfall in the area during 2023 was 30% less than the historical average.

On January 9, 2024, the Minister for Canal Affairs, Aristides Royo, announced that a citizen consultation is expected to be scheduled by June 30, 2024 so that the residents of the Río Indio area may voice their thoughts about the possible construction of a new dam and water reservoir on the Río Indio. According to a study by the U.S. Army Corps of Engineers, building such a reservoir would be the most viable way to manage water availability in the long term. The PCA has estimated that the dam would affect approximately 2,000 people.

On January 11, 2024, the Maersk Group announced that, due to low water levels and the resulting delays in crossing the Panama Canal, they will begin employing rail to transport cargo along the 80 kilometers to the other side of the isthmus. Vessels arriving on the Pacific side of Panama will dock in Balboa, where they will drop off cargo bound for the west coast of North America or Latin America and pick up goods bound for Australia and New Zealand, while vessels on the Atlantic side will perform the reverse operation in Manzanillo.

On January 17, 2024, the Panama Canal Administrator, Ricaurte Vásquez Morales, announced that two proposals had been presented to the Executive Branch to help mitigate the lack of water resources: (i) eliminating the legal restriction on the construction of new reservoirs, and (ii) redefining the limits of the Panama Canal Watershed to include the contiguous basin of the Río Indio.

On January 17, 2024, the PCA reported that it expected to lose between U.S.$500 million and U.S.$700 million in projected toll revenues during fiscal year 2024 (which runs from October 1, 2023 to September 30, 2024) due to the limitation on daily vessel transits.

On January 18, 2024, a lawsuit was filed before the Supreme Court of Justice challenging the constitutionality of Law 20 of June 21, 2006, which modified the limits of the Panama Canal watershed. The lawsuit alleges that Law 20 of June 21, 2006 is unconstitutional because it was approved by the National Assembly without consultation with the PCA, and that it has caused serious damage to the Panama Canal by limiting the availability of vital water resources for its operation.

On February 13, 2024, the PCA announced that it planned to maintain the restriction of 24 daily transits through the Canal at least until April 2024. As of that date, the water level of Alajuela Lake was reported at 244.6 feet (while the normal maximum water level is 252.0 feet). The water level of Gatun Lake was reported at 81.0 feet (while the normal maximum water level is 87.5 feet). Although the two reservoirs were not at their optimum levels, water conservation measures have helped to retain the water captured.

Colón Free Zone

During the eleven-month period ended November 30, 2023, imports to the CFZ were preliminarily estimated at U.S.$17.9 billion, an increase from U.S.$13.0 billion during the eleven-month period ended November 30, 2022. In comparison, during the eleven-month period ended November 30, 2023, Panama’s non-CFZ merchandise imports were preliminarily estimated at U.S.$13.4 billion, a decrease from U.S.$14.0 billion during the eleven-month period ended November 30, 2022.

During the eleven-month period ended November 30, 2023, re-exports to the CFZ were preliminarily estimated at U.S.$11.3 billion, an increase from U.S.$10.8 billion during the eleven-month period ended November 30, 2022. In comparison, during the eleven-month period ended November 30, 2023, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$3.297 billion, a decrease from U.S.$3.303 billion during the eleven-month period ended November 30, 2022.

Employment and Labor

Labor Force

As of August 2023, Panama’s labor force was preliminarily estimated at 2.09 million people, which represented approximately 62.4% of the total working age population, an increase from 2.05 million people as of April 2022.

As of August 2023, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities) employed 67.8% of the employed labor force, compared to 14.7% for the primary sector (consisting of agriculture and fisheries) and 17.5% for the industrial sector (principally consisting of manufacturing, mining and construction). As of April 2022, the service segment employed 67.7% of the employed labor force, compared to 14.7% for the primary sector and 17.6% for the industrial sector.

As of August 2023, the unemployment rate was 7.4%, down from 9.9% in April 2022. The following table sets forth certain labor force and unemployment statistics for the five years ended August 2019 through August 2023:

TABLE NO. 6

Labor Force and Employment

	2019(4)	2020(5)	2021(6)	2022(7)	2023(8)
Total Population(1)	4,218.8	4,278.5	4,337.4	4,395.4	4,064.8
Working-Age Population(1)	3,105.8	3,181.0	3,258.2	3,291.9	3,354.8
Labor Force
Employed(1)	1,920.6	1,631.7	1,744.4	1,846.4	1,938.6
Unemployed(1)	146.1	371.6	222.1	203.2	155.6
Total	2,066.7	2,003.3	1,966.5	2,049.6	2,094.2

	(annual percentage change)
Total Population	1.4%	1.4%	1.4%	1.3%	(7.5%)
Working-Age Population	2.2%	2.4%	2.4%	1.0%	1.9%
Labor Force
Employed	2.8%	(15.0%)	6.9%	5.8%	5.0%
Unemployed	23.5%	154.3%	(40.2%)	(8.5%)	(23.4%)
Total	4.0%	(3.1%)	(1.8%)	4.2%	2.2%

	(in percent)
Labor Force:
Participation Rate(2)	66.5%	63.0%	60.4%	62.3%	62.4%
Employment Rate(3)	92.9	81.5	88.7	90.1	92.6
Unemployment Rate	7.1	18.5	11.3	9.9	7.4

Notes:

(1)	In thousands.
(2)	Total labor force as percentage of working-age population.

(3)	Employed labor force as percentage of total labor force.
(4)	For the year 2019, the data is recorded as of August.
(5)	For the year 2020, the data is recorded as of September, due to COVID-19 restrictions. (Telephone survey)
(6)	For the year 2021, the data is recorded as of October, due to COVID-19 restrictions.
(7)	For the year 2022, the data is recorded as of April, due to COVID-19 restrictions.
(8)

For the year 2023, the data is recorded as of August. The decrease in population between 2022 and 2023 is due in part to the new population count recorded during the 2023 Census. A full census is typically undertaken every decade. The last full census occurred in 2010. Total population figures for the years between 2010 and 2023 were all estimates based on the 2010 Census. According to the estimate of the Office of the Comptroller General, the lower-than-expected population growth rate between 2010 and 2023 is mainly due to a decrease in the childbirth rate at the national level.

Source: Office of the Comptroller General.

Salaries and Wages

By law, the minimum wage is subject to review every two years. On January 10, 2024, the Government published Executive Decree No. 1, which sets new nationwide minimum hourly wages, effective January 16, 2024. Executive Decree No. 1 of January 10, 2024, increased the minimum wage to its current levels of between U.S.$1.64 per hour and U.S.$4.95 per hour, depending on the area of the country, type of economic activity, type of profession and size of the employer company.

In 2022, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,280.9, an increase of 0.2% compared to 2021. In 2022, the average monthly wage for Central Government employees was U.S.$1,596.1, an increase of 2.1% compared to 2021. In 2022, the average monthly wage for municipal public sector employees was U.S.$787.4, an increase of 1.6% compared to 2021. For the year 2022, there is no information available on the average banana plantation monthly wage. In 2022, the average monthly public sector wage was U.S.$1,631.6, an increase of 1.8% compared to 2021.

The following table sets forth a summary of average real monthly wages for the years ended in August 2018 through August 2022:

TABLE NO. 7

Average Real Monthly Wages

	2018	2019(R)		2020	2021	2022
Public Sector:
Central Government	$1,370.9	$1,413.2		$1,533.9	$1,563.8	$1,596.1
Autonomous agencies	1,352.4	1,404.7		1,513.8	1,577.0	1,569.3
Social Security	1,604.3	1,665.5		1,705.2	1,733.1	1,766.9
Municipalities	714.1	754.8		773.1	775.1	787.4
Public Enterprises	2,049.1	2,147.5		2,069.6	1,993.5	2,087.4
All Public Sector	1,445.9	1,501.8		1,579.8	1,603.0	1,631.6
Private Enterprise	n/a	1,058.8		1,047.1	1,097.3	1,111.2
Banana Plantations(2)	519.8	528.8		586.7	579.0	n/a
All Employees	$1,422.0	$1,184.9	(1)	$1,248.7	$1,278.5	$1,280.9

	2018	2019	2020	2021	2022
	(annual percentage change)
Public Sector:
Central Government	4.6%	3.1%	8.5%	1.9%	2.1%
Autonomous Agencies	7.8	3.9	7.8	4.2	(0.5)
Social Security	4.7	3.8	2.4	1.6	2.0
Municipalities	7.1	5.7	2.4	0.3	1.6
Public Enterprises	1.9	4.8	(3.6)	(3.7)	4.7
All Public Sector	4.6	3.9	5.2	1.5	1.8
Private Enterprise	n/a	n/a	(1.1)	4.8	1.3
Banana Plantations	(9.6)	1.7	10.9	(1.3)	n/a
All Employees	4.7%	(16.7)%	5.4%	2.4%	0.2%

Note: Totals may differ due to rounding.

(R)	Revised

n/a  Data not available.

(1)	The decrease in the average salary of all employees as of August 2019 was due in part to the inclusion of the average salary of employees of private companies
(2)	The calculation of the average monthly banana plantation salary excludes 3,464 employees who worked less than 22 days in the reference month, which represent a salary of U.S.$262.99.

Source: Office of the Comptroller General.

Social Security System (SIACAP)

Since its inception in July 2000 through December 31, 2023, SIACAP had administered approximately U.S.$2.0 billion in contributions and revenues, a 11.1% increase from the U.S.$1.8 billion in aggregate contributions and revenues administered as of December 31, 2022.

As of December 31, 2023, SIACAP had 574,013 participants, a 0.8% decrease from 578,794 participants as of December 31, 2022. As of December 31, 2023, SIACAP carried a balance of U.S.$875.6 million in contributions from its participants, a 6.6% increase from U.S.$821.2 million in contributions as of December 31, 2022.

CSS National Dialogue

On November 27, 2023, the Supreme Court of Justice declared the mining concession contract between the Government and Minera Panamá S.A. unconstitutional. See “—Foreign Trade and Balance of Payments-Foreign Direct Investment”. The concession contract was expected to include provisions for the transfer of: (i) 50% of the annual royalties under such contract to the IVM pension system, and (ii) 20% of the annual royalties under such contract to the CSS to help increase monthly pensions to U.S.$350 per month for retirees and pensioners.

Public Finance

Central Government Budget

The National Assembly approved Panama’s 2024 budget on December 29, 2023. The 2024 budget contemplates total expenditures of U.S.$30.7 billion, with budget estimates based on an anticipated real GDP of U.S.$80.6 billion (2.5% real growth from 2023) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$1.7 billion (approximately 2.0% of preliminary nominal GDP) for 2024. Estimates underlying the 2024 budget, including GDP growth and fiscal revenue figures, were calculated with the assumption that the Cobre Panamá mine would not be operating. The 2024 budget allocates public recurrent and capital expenditures as follows: 44.3% to social services; 14.1% to financial services; 11.9% to general services; 7.1% to infrastructure development; 2.7% to development and promotion of production; 0.9% to environment and technology; and 19.0% to other services.

The 2024 budget estimates a budget deficit of U.S.$2.4 billion, total debt amortizations of U.S.$3.0 billion and financial investments of U.S.$70.0 million. Funding sources are expected to be international bond issuances (57.1%), local bond issuances (17.6%), development project loans from international financial institutions (20.8%) and dedicated funding for social investment projects (4.5%).

The table below sets forth the budgeted expenditures of the Central Government by function for the indicated budget years:

TABLE NO. 8

Budgeted Expenditures of the Central Government by Function(1)

(in millions of dollars)

Itemization	2020	2021	2022	2023	2024(2)
Legislative	99.7	107.0	144.0	150.0	150.0
Judiciary	166.9	182.2	205.6	330.3	385.1
General Comptroller	146.3	121.6	150.9	147.4	125.6
Presidency	595.3	206.2	218.1	225.0	191.8
Government	290.2	527.2	537.2	677.0	452.4
Foreign Affairs	67.1	64.4	68.6	67.1	71.3
Education	2,630.3	2,674.4	2,623.7	2,876.8	4,996.5
Commerce and Industry	109.1	96.8	74.6	81.0	73.2
Public Works	894.6	641.8	728.7	1,243.7	1,265.6
Agriculture	190.0	349.9	334.8	437.7	398.8
Health	2,041.8	2,202.1	2,532.1	2,555.5	2,636.4
Labor	46.0	39.4	36.3	39.8	113.7
Housing	234.1	254.4	188.1	148.5	131.5
Economy and Finance	786.0	895.4	795.4	758.1	745.9
Social Development	311.3	311.5	703.7	306.8	304.0
Security	753.3	830.2	847.1	903.1	946.1
Public Ministry	166.0	202.1	207.1	251.1	275.9
Environment	55.1	59.8	55.5	77.6	84.2
Electoral Tribunal	104.1	89.7	94.4	159.5	234.6
Tax Administrative Court	3.0	3.1	2.6	3.9	3.5
Court of Accounts	3.7	3.8	3.8	4.1	5.3
Prosecutor of Accounts	3.1	4.0	4.3	5.0	7.0
Ombudsman	5.8	6.0	6.3	7.5	8.0
Culture	66.0	45.5	42.3	52.5	100.2
Other expenses	38.1	37.9	3.815.8	4,409.4	5,702.2
Women	0.0	0.0	0.0	0.0	11.8
Total	$9,806.9	$9,956.4	$14,421.1	$15,918.4	$19,408.9

Note: Totals may differ due to rounding.

(1)	Excluding transfers, subsidies and debt service.
(2)	Original 2023 budget, before modifications.

Source: Ministry of Economy and Finance.

In 2023, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$2.5 billion (3.0% of nominal GDP), a decrease of 19.1% compared to a deficit of approximately U.S.$3.0 billion in 2022 (4.0% of nominal GDP), in part due to a 13.0% increase in current income.

In 2023, the Central Government’s overall balance registered a deficit of approximately U.S.$3.12 billion (3.7% of nominal GDP), a decrease of 1.0% in the deficit compared to a deficit of approximately U.S.$3.15 billion (4.1% of nominal GDP) in 2022, in part due to a 14.9% increase in current income.

Taxation

Preliminary figures indicate that approximately 59.9% of the Central Government’s current revenues in 2023 came from various forms of taxation. Central Government tax revenues in 2023 were U.S.$6.4 billion, an increase of 9.1% from U.S.$5.9 billion in tax revenues in 2022. Approximately 62.5% of the tax revenues in 2023 were from direct taxes, compared to 57.0% of tax revenues in 2022. Direct tax revenues in 2023 were U.S.$4.0 billion, a 19.7% increase from U.S.$3.3 billion in 2022.

Revenues and Expenditures

The Central Government’s total revenues for 2023 were approximately U.S.$10.7 billion, a 14.9% increase compared to approximately U.S.$9.3 billion in 2022. In 2023, capital expenditures were approximately U.S.$3.6 billion, a 4.3% decrease compared to approximately U.S.$3.8 billion in 2022. In 2023, the Central Government’s current savings registered a surplus of approximately U.S.$487.2 million, approximately 0.6% of preliminary 2023 GDP, and a 21.2% decrease compared to a surplus of approximately U.S.$618.2 million in 2022, mainly due to a 17.4% increase in current expenditures.

The table below sets forth the revenues and the expenditures of the Central Government for the periods indicated:

TABLE NO. 9

Fiscal Performance—Central Government

	Period Ended December 31, (in millions of dollars)
	2022(P)	2023(P)
Total Revenues	9,292	10,675
Adjusted Current Revenue	9,292	10,675
Tax Revenue	5,866	6,398
Non Tax Revenues	3,421	4,259
Capital Income	6	18
Donations	0	0
Total Expenditures	12,440	13,791
Current Expenditures	8,674	10,188
Current Savings	618	487
Capital Expenditures	3,766	3,603
Deficit	(3,148)	(3,116)
% of GDP	(4.1)%	(3.7)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Total revenues set forth in the above table include certain non-recurring items, including, as discussed elsewhere, U.S.$500 million in revenues from sale of land to the PCA and U.S.$567 million in tax and royalty payments by Minera Panamá S.A. See “– Panama Canal” and “– Foreign Trade and Balance of Payments – Foreign Direct Investment – Cobre Panamá”.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of approximately U.S.$15.1 billion during 2023, a 14.1% increase compared to approximately U.S.$13.3 billion in 2022, mainly due to an increase in the Central Government’s current revenues. Current savings for the non-financial public sector registered a surplus of approximately U.S.$1.2 billion in 2023, a 37.8% increase compared to a surplus of approximately U.S.$0.9 billion in 2022, mainly due to an 11.2% increase in current expenditures.

The following table sets forth the revenues, by purpose, and expenditures, by sector, of the consolidated non-financial public sector for the periods indicated.

TABLE NO. 10

Fiscal Performance—Consolidated Non-Financial Public Sector

	Period Ended December 31, (in millions of dollars)
	2022(P)	2023(P)
Total Revenues	13,282	15,149
Adjusted Current Revenue	13,120	14,828
Capital Income	11	22
Donations	0	0
Total Expenditures	16,326	17,611
Current Expenditures	12,213	13,578
Current Savings	1,085	1,585
Capital Expenditures	4,114	4,033
Deficit	(3,045)	(2,463)
% of GDP	(4.0)%	(3.0)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2019 through 2023. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

TABLE NO. 11

Central Government Operations

(in millions of dollars)

	2019	2020	2021	2022(P)	2023(P)
Total Revenues	$8,496.6	6,725.1	7,932.6	9,292.4	10,674.8
Current Revenues	8,486.6	6,724.1	7,932.6	9,292.4	10,674.8
Tax Revenues	5,499.0	4,017.3	4,579.6	5,866.0	6,398.4
Direct	2,956.7	2,263.6	2,490.2	3,340.7	4,000.0
Indirect	2,542.3	1,753.8	2,089.4	2,525.3	2,398.4
Non Tax Revenues	2,987.6	2,692.5	3,340.7	3,420.9	4,258.7
Adjustments to Rent

	2019	2020	2021	2022(P)	2023(P)
Capital Gains	10.0	14.2	12.3	5.6	17.7
Donations	0.0	1.0	0.0	0.0	0.0
Total Expenditures	$11,258.2	11,653.9	12,428.1	12,440.0	13,790.7
Current Expenses	7,566.2	8,115.7	9,057.0	8,674.2	10,187.6
Wages and Salaries	3,210.9	3,556.7	3,791.8	3,899.3	4,119.8
Goods and Services	666.1	685.9	609.3	751.6	847.6
Transfers	2,280.0	2,371.5	2,877.6	2,626.2	2,994.3
Interest	1,258.4	1,416.1	1,539.9	1,317.5	2,147.0
Others	150.9	85.5	238.3	79.7	78.9
Current Savings	$920.4	(1,391.7)	(1,124.4)	618.2	487.2
% of GDP	1.4%	(2.6)%	(1.7)%	0.8%	0.6%
Total Savings	930.4	(1,390.7)	(1,124.4)	618.2	487.2
% of GDP	1.4%	(2.6)%	(1.7)%	0.8%	0.6%
Capital Expenditures	$3,692.0	3,538.1	3,371.2	3,765.8	3,603.1
Primary Balance	$(1,503.3)	(3,512.7)	(2,955.6)	(1,830.1)	(968.9)
% of GDP	(2.3)%	(6.5)%	(4.4)%	(2.4)%	(1.2)%
Surplus or Deficit	(2,761.6)	(4,928.8)	(4,495.5)	(3,147.6)	(3,115.9)
% of GDP	(4.0)%	(8.6)%	(6.7)%	(4.1)%	(3.7)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

TABLE NO. 12

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2019	2020	2021	2022(P)	2023(P)
Revenues:
General Government
Central Government	$8,360.9	$6,588.5	$7,782.3	$9,168.5	$10,535.1
CSS	3,711.9	3,055.5	3,415.8	3,720.6	4,006.8
Consolidated agencies	256.1	183.1	174.2	219.5	263.7
Total	12,328.9	9,846.0	11,389.5	13,119.9	14,827.7
Public Enterprises Operations Surplus (Deficit)	8.8	(53.4)	(6.8)	(10.7)	402.0
Nonconsolidated Agencies Surplus and Others	52.0	137.7	288.4	189.1	(66.7)
Capital Revenues	10.9	18.8	17.1	11.3	22.1
Donations	0.0	1.0	0.0	0.0	0.0
Total	$12,382.8	9,894.2	11,660.8	13,281.7	15,148.6
Expenditures:
General Government
Central Government	5,456.4	6,120.1	6,444.6	6,548.0	6,839.0
CSS	3,629.7	3,746.2	3,891.8	4,001.0	4,240.4
Consolidated agencies	299.2	316.5	327.7	346.4	351.3
Total(2)	$9,385.3	$10,182.7	$10,664.2	$10,895.5	$11,430.7
Capital Expenditures	3,646.1	3,816.9	3,801.9	4,113.5	4,033.4

	2019	2020	2021	2022(P)	2023(P)
Total	$13,031.4	$13,698.9	$14,466.1	$15,009.0	$15,464.1
Debt Interest Paid	1,264.7	1,416.1	1,539.9	1,317.5	2,147.0
Total Consolidated Non-Financial Public Sector Expenditures	$14,296.1	$15,415.7	$16,006.0	$16,326.4	$17,611.2
Percentage of GDP (nominal)	20.5%	27.0%	23.8%	21.3%	21.1%
Balance	(648.5)	(4,105.4)	(2,805.3)	(1,727.2)	(315.5)
Overall Surplus (Deficit)	$(1,913.3)	$(5,521.5)	$(4,345.2)	$(3,044.7)	$(2,462.5)
Percentage of GDP (nominal)	(2.9)%	(10.2)%	(6.5)%	(4.0)%	(3.0)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(1)	Non-Financial Public Sector excludes PCA, BNP and Caja de Ahorros.
(2)	Excluding interest payments.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

International Reserves

As of December 31, 2023, BNP’s foreign assets amounted to U.S.$3.5 billion, a decrease of 10.5% compared to U.S.$4.0 billion as of December 31, 2022.

The following table sets forth certain information regarding Panama’s international reserves at December 31 for the years indicated:

TABLE NO. 13

International Reserves(1)

	2019	2020	2021	2022	2023
Foreign Exchange	$2,912.7	$7,878.3	6,946.9	3,893.9	3,474.9
Reserve Position in IMF	75.2	78.4	76.2	72.4	73.0
Total(2)	$2,988.0	$7,956.7	$7,023.0	$3,966.3	$3,547.9

Note: Totals may differ due to rounding.

(1)	In millions of dollars
(2)	Foreign assets of BNP in millions of dollars

Source: IMF and BNP.

Financial System

At the end of the third quarter of 2023, the financial service and insurance sector represented an estimated 6.1% of GDP in chained volume measure. In 2022, 2021, 2020 and 2019 the financial service and insurance sector represented 6.3, 6.7%, 7.6% and 6.2% of GDP in chained volume measure, respectively.

The Banking Sector

As of November 30, 2023, two official banks, 39 private sector general license banks, 13 international license banks and 9 representative offices constituted the banking sector. Of the 39 private sector general license banks, 12 were incorporated in Panama and the rest abroad.

As of the third quarter of 2023, the largest bank based in Panama, as measured by assets, was Banco General, S.A., with U.S.$.17.2 billion in assets, while BNP was the second largest bank based in Panama with U.S.$13.2 billion in assets. Two of the other largest banks, based on assets, are BAC International Bank Inc. and Banistmo, S.A. The largest international license banks, based on assets, are Bancolombia (Panamá), S.A., ASB Bank & Company, Inc. and Banco de Bogotá, S.A.

The following table sets forth information regarding the largest banks in Panama in each of three categories based on their assets as of the third quarter of 2023:

TABLE NO. 14

Largest Banking Institutions

(assets in millions of dollars)

	Total Assets
Official Banks
Banco Nacional de Panamá(1)	U.S.$	13,187
Caja de Ahorros	U.S.$	6,519
General License Banks(2)
Banco General, S.A.	U.S.$	17,241
BAC International Bank Inc.	U.S.$	10,760
Banistmo, S.A.	U.S.$	10,443
International License Banks
Bancolombia (Panamá), S.A.	U.S.$	6,786
ASB Bank & Company, Inc.	U.S.$	1,763
Banco de Bogotá, S.A.	U.S.$	1,722

(1)	Also considered a general license bank.
(2)	Other than BNP and Caja de Ahorros.

Source: Superintendency of Banks.

As of November 30, 2023, total assets of the banking sector were approximately U.S.$146.1 billion, 4.2% higher than approximately U.S.$140.2 billion as of November 30, 2022. The growth in assets was driven by the growth of total loan balances, which increased by U.S.$3,787 million (4.5%). As of November 30, 2023, deposits in the banking sector were approximately U.S.$104.2 billion, 5.2% higher than approximately U.S.$99.0 billion as of November 30, 2022.

As of November 30, 2023, the loan portfolio of the banking sector was 4.5% higher than November 30, 2022. As of November 30, 2023, domestic loans in the portfolio amounted to U.S.$60,945 million and foreign loans amounted to U.S.$28,879 million. As of November 30, 2022, domestic loans amounted to U.S.$.58,959 million and foreign loans amounted to U.S.$27,293 million. As of November 30, 2021, domestic loans amounted to U.S.$55, 393 million and foreign loans amounted to U.S.$21,331 million.

As of November 30, 2023, domestic deposits amounted to U.S.$64,764 million and foreign deposits amounted to U.S.$39,439 million. As of November 30, 2022, domestic deposits amounted to U.S.$62,829 million and foreign deposits amounted to U.S.$36,187 million. As of November 30, 2021, domestic deposits amounted to U.S.$62,902 million and foreign deposits amounted to U.S.$34,233 million.

The banking sector maintains capitalization and liquidity ratios beyond that required by legislation. As of September 30, 2023, the capital adequacy ratio of the banking system was at 15.49%, above the legal requirement of 8.0%. As of September 30, 2022 and September 30, 2021, the capital adequacy ratio was 15.5% and 15.1% respectively. As of November 30, 2023, banking system liquidity was at 57.6%, above the legal requirement of 30.0%.

In addition, in the eleven-month period ended November 30, 2023, net income among international banks was U.S.$2.5 billion, a 50.7% increase from U.S.$1.7 billion in the same period of 2022. In the eleven-month period ended November 30, 2023, net income among national banks was U.S.$2.0 billion, an increase of 49.1% from U.S.$1.3 billion in the same period of 2022.

As of November 30, 2023, the net interest margin in the banking sector was 2.79%, an increase from 2.41% as of November 30, 2022.

During the eleven-month period ended November 30, 2023, the banking sector had record profits, growing by U.S.$838 million, or 50.7%, to U.S.$2,494 million, from U.S.$1,655 million in the same period of 2022. This growth was largely supported by returns in the loan portfolio, which grew by 30.0% during the period. Approximately 98.0% of total loans were generated from the private sector.

As of November 30, 2023, the return on assets (“ROA”) and return on equity (“ROE”) ratios in the banking sector were 1.9% and 16.4%, respectively, compared to ROA and ROE ratios of 1.3% and 11.3%, respectively, as of November 30, 2022. As of November 30, 2021, the ROA and ROE ratios of the banking sector were 1.0% and 8.2%, respectively.

Public Sector Banking Institutions

Banco Nacional de Panamá

BNP, created in 1904, functions as a governmental bank. BNP also offers a wide range of commercial banking services through its 91 branches and 373 ATMs throughout Panama, as of November 30, 2023. In accordance with the law that governs BNP, the Government is responsible for the liabilities of BNP.

BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. Total assets of BNP, as of December 31, 2023, were U.S.$15.3 billion, bank deposits were U.S.$3.7 billion, and net loans were U.S.$6.3 billion, of which U.S.$837.6 million were made to the public sector and U.S.$5.6 billion were made to the private sector.

As of December 31, 2023, BNP’s capital and reserves represent 35.1% of its bank deposits and 8.6% of its total assets. BNP generated gross income of U.S.$702.8 million in 2023, U.S.$470.0 million in 2022, U.S.$339.4 million in 2021, U.S.$361.1 million in 2020 and U.S.$391.0 million in 2019. BNP’s net income was U.S.$291.0 million in 2023, U.S.$195.1 million in 2022, U.S.$122.0 million in 2021, U.S.$125.3 million in 2020 and U.S.$168.6 million in 2019.

As of December 31, 2023, BNP’s foreign assets were U.S.$3.5 billion, a decrease of 10.8% compared to U.S.$3.9 billion as of December 31, 2022, mainly due to BNP increasing the proportion of its investment portfolio and loan portfolio in private sector debt and the ordinary withdrawal of government deposits.

Caja de Ahorros, the state-owned savings bank, has 62 branches as well as 307 automated teller machines throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of the third quarter of 2023 were U.S.$6.5 billion (a 6.2% increase from the same period of 2022) and total deposits were U.S.$749.9 million (a 28% decrease from the same period of 2022). Total net loans held by Caja de Ahorros as of the third quarter of 2023 were U.S.$4.3 billion (a 10.7% increase from the same period of 2022). Caja de Ahorros had net income of U.S.$31.9 million as of the third quarter of 2023, compared to net income of U.S.$15.2 million in the same period of 2022, mainly due to an increase in income from interest and commissions. In accordance with the law that governs Caja de Ahorros, the Government is responsible for the liabilities of Caja de Ahorros.

Private Sector Banking Institutions

As of November 30, 2023, total assets of the private banking sector were approximately U.S.$107.5 billion, 4.8% higher than approximately U.S.$102.6 billion as of the same period in 2022.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa de Valores de Panamá (“La Bolsa”), was created. While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$6.5 billion in 2023, La Bolsa remains a small portion of the financial services sector. Equity trades represented 4.9% of 2023 trading volume.

In June 2021, La Bolsa de Valores de Panamá changed its name to La Bolsa Latinoamericana de Valores, also known as Latinex. This change is part of the exchange’s strategy of expanding horizons and becoming an international stock market hub.

Clearing System. On April 29, 2014, La Central Latinoamericana de Valores S.A., or LatinClear, the clearing system for Panama, launched the “iLink” platform in connection with Euroclear Bank. The link allows institutional investors in the Euroclear system to buy, sell, settle and have held in custody applicable asset classes registered and issued locally under the LatinClear system.

Interest Rates. In 2023, the average interest rate paid by Panamanian banks for one-year deposits was 4.01%, while the interest rate for personal credit transactions averaged 8.69%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 4.68% in 2023.

Insurance. As of December 31, 2023, there were 22 insurance companies and 3,357 insurance brokerages. The 3,357 insurance brokerages consisted of 2,831 individual brokers, 408 brokerage companies and 118 temporary permissions. The total registered assets of the insurance companies as of September 30, 2023, equaled U.S.$3.8 billion. During the three-month period ended September 30, 2023, the insurance sector grew 8.6% compared to the same period of 2022.

Financial Services. A small non-deposit-taking financial services industry exists that provides leasing, consumer durables financing and other small-scale lending. As of December 2023, there were 190 locally incorporated companies participating in this industry.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the eleven-month period ended November 30, 2023, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$3.297 billion, a decrease of 0.2% compared to U.S.$3.303 billion in the same period of 2022, in part due to lower exports of melon, beef and veal, hides and skins, wood, clothing and watermelon. In the eleven-month period ended November 30, 2023, exports of copper ores and concentrates recorded a preliminary total of U.S.$2.47 billion, a decrease of 1.6% compared to U.S.$2.51 billion in the same period of 2022, primarily due to a decrease in export volumes as a result of the suspension of Cobre Panamá’s commercial operations.

In the eleven-month period ended November 30, 2023, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$13.4 billion, a decrease of 4.4% compared to U.S.$14.0 billion in the same period of 2022, in part due to lower imports of consumer goods, specifically fuels, lubricants and related products.

In the eleven-month period ended November 30, 2023, banana and pineapple exports recorded a preliminary total of U.S.$138.9 million, an 12.3% increase from U.S.$123.7 million in the same period of 2022, primarily due to higher exports of banana.

In the eleven-month period ended November 30, 2023, shrimp exports recorded a preliminary total of U.S.$54.7 million, a decrease of 5.9% compared to U.S.$58.2 million in the same period of 2022.

In the eleven-month period ended November 30, 2023, exports of fish, including fresh and frozen fish filets, recorded a preliminary total of U.S.$55.8 million, an 18.3% increase from U.S.$47.2 million in the same period of 2022.

In the eleven-month period ended November 30, 2023, fishmeal and fish oil exports recorded a preliminary total of U.S.$59.1 million, a 78.3% increase from U.S.$33.2 million in the same period of 2022.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) during the first half of 2023 totaled U.S.$2,695.9 million, an increase of U.S.$1,135.2 million, or 72.7%, from U.S.$1,560.6 million in first half of 2022. Reinvested earnings was the source of 81.2% of FDI in first half of 2023. The remaining FDI was from other capital. Of gross FDI, U.S$166.5 million corresponded to capital invested in the CFZ in first half of 2023, a decrease of U.S.$279.9 million compared to the same period in 2022.

Cobre Panamá

Cobre Panamá is a large open-cast copper mine development project in Panama, located 120 km west of Panama City and 20 km from the coast of the Caribbean Sea in Donoso District, Colón province. The concession contract for the mine was held by Minera Panamá, S.A., a Panamanian company whose majority owner is First Quantum Minerals, Ltd. (“First Quantum”). The concession was initially agreed upon for a period of 20 years, beginning on February 28, 1997, and had two extension options for two subsequent 20-year periods. Resolution No. 128 of 2016 approved the first 20-year extension.

During the nine-month period ended September 30, 2023, Cobre Panamá produced approximately 268,247 tons of copper concentrate and generated gross sales of U.S.$2,233 million. In 2022, Cobre Panamá produced 350,438 tons of copper concentrate and generated gross sales of US$2,959 million. In 2021, Cobre Panamá produced 331,000 tons of copper concentrate and generated gross sales of US$3,160 million. In 2020, Cobre Panamá produced 205,548 tons of copper concentrate and generated gross sales of US$1,326 million.

On March 8, 2023, the Government of Panama and Minera Panamá S.A. announced that they had reached agreement on the final text of a concession contract to govern the long-term operation of the Cobre Panamá project. The proposed new concession contract had an initial 20-year term, with a 20-year extension option, and met the Government’s objectives with respect to equitable sharing of royalties and taxes for Panama’s natural resources, with expected minimum revenues for the Government of U.S.$375 million each year (approximately 10 times more than the Government received under the 1997 concession contract).

On March 24, 2023, the Ministry of Commerce and Industries published the proposed concession contract agreed with Minera Panamá, S.A. for the Cobre Panamá mining project and invited the general public to participate in a public consultation on the draft concession contract. After the 30-day public consultation process, the concession contract was approved by the Cabinet Council on June 14, 2023. The concession contract was sent to the Comptroller General for approval and subsequently submitted for approval by the National Assembly on August 3, 2023.

The Commerce Committee of the National Assembly recommended the amendment of certain terms of the concession contract. Minera Panamá, S.A. and the Government agreed to modifications to the contract based on these recommendations after a brief negotiation. The proposed concession contract, with amended terms, was resubmitted to and approved by the Commerce Committee of the National Assembly on October 17, 2023.

On October 20, 2023, the National Assembly approved Bill 1100, the proposal for approval of the new concession contract for the Cobre Panamá mine, in the third debate of the plenary session with a vote of 47 in favor out of a total of 55 votes registered. On the same day, President Cortizo enacted Bill 1100 into Law 406. Law 406 was subsequently published in the Official Gazette.

On November 3, 2023, the National Assembly approved, and President Cortizo enacted, Law 407, which establishes an indefinite moratorium on the exploration, extraction, transportation and benefit from metallic mining in Panama. The enactment of Law 407 followed weeks of protests across the country in opposition to the new concession contract for the Cobre Panamá mine. See “—Republic of Panama—Mining Concession Contract”.

As of November 16, 2023, Minera Panamá S.A. had made combined royalty and tax payments totaling U.S.$567 million covering the period from December 2021 to October 2023, in accordance with its contractual responsibilities to the Government. President Cortizo ordered that the payments from Minera Panamá S.A. be placed into a separate, restricted account at the Banco Nacional de Panamá and remain unused, in compliance with the terms of the concession contract. On February 15, 2024, the Vice Minister of Economy, Carlos González, confirmed that the royalty and tax payments, which had been made while the mining concession contract was still valid, were initially placed into a separate account and later incorporated into the National Treasury account at Banco Nacional de Panamá. The payments from Minera Panamá S.A. were accounted for by the Government partially as direct tax revenues and partially as royalty payments (non-tax revenue) from the metallic mining sector.

On November 27, 2023, the Supreme Court of Justice declared Law 406 of October 20, 2023, which enacted the new mining concession contract, unconstitutional due to its violation of 25 articles of the Panamanian Constitution, including the right to live in a pollution-free environment, the obligation of the Government to protect the health of minors and its commitment to promote the economic and political engagement of indigenous and rural communities. The Court’s ruling was published in the Official Gazette on December 2, 2023.

As a result of the Supreme Court of Justice’s ruling, President Cortizo announced that a process would begin for an orderly and safe closure of the Cobre Panamá mine.

Between November and December 2023, First Quantum and Minera Panamá announced their intention to initiate two international arbitrations against Panama, one based on rights under the mining concession contract, and another based on the Canada-Panama Free Trade Agreement. See “—Republic of Panama—Cobre Panamá Mining Concession Contract”.

On December 8, 2023, MICI notified First Quantum, the majority owner of Minera Panamá S.A., of the termination of its copper extraction and processing operations at the Cobre Panamá mine.

On December 16, 2023, Minera Panamá S.A. announced the creation of a special voluntary retirement program as a result of the Cobre Panamá mine closure. The program, which was opened to more than 2,500 employees, includes payment of: (i) all wages owed, (ii) accumulated vacation days, (iii) accumulated thirteenth month pay, (iv) seniority premiums, and (v) any other compensation required by Panama’s Labor Code. On January 16, 2024, Minera Panamá S.A. announced that it had extended its voluntary retirement program to another 1,500 employees.

On December 19, 2023, the Minister of Commerce and Industries, Jorge Rivera Staff, announced that the closure plan for the Cobre Panamá mine will include: (i) an environmental plan for the orderly and definitive closure of the mine; (ii) a strategy for the country’s defense against any lawsuits and international arbitrations initiated by the former mining concession holder; and (iii) the substitution of metallic mining in Panama’s GDP.

On December 29, 2023, MICI requested Minera Panamá S.A. to prepare a preservation and safety management plan to ensure the stability and environmental management of the mine, including personnel requirements and monitoring and evaluation procedures. Minera Panamá S.A. submitted the preservation and safety management plan to MICI on January 16, 2023.

On January 25, 2024, the Commerce Committee of the National Assembly summoned the Minister of Commerce and Industries, Jorge Rivera Staff, to appear before the committee and explain the closure process for the Cobre Panamá mine. The Commerce Committee also asked for clarification as to why MICI asked Minera Panamá S.A. to prepare the closure plan, instead of the Ministry of Environment.

On January 26, 2024, Korean news media reported that Korea Mine Rehabilitation and Mineral Resources Corp., which holds 10% of the shares of Minera Panamá S.A., is considering an investor-state arbitration against Panama in the amount of U.S.$747 million due to the closure of the Cobre Panamá mine.

Expected Projects

On December 28, 2023, the National Comission of Free Trade Zones approved the establishment of three new companies in the Panapark, Astibal and Albrook free trade zones, with a combined investment of U.S.$88.1 million.

As of January 18, 2024, EnfraGen had become one of the largest renewable energy generators in Panama, with an operating capacity of 168 MW in Panama and 50 MW in Costa Rica, totaling more than 2.1 GW across Central and South America. EnfraGen recently acquired five new renewable energy operations, including three hydroelectric plants and two solar photovoltaic plants.

On February 7, 2024, the Ministry of Public Works and the contractor Intervial Chile, S.A. signed a Public-Private Partnership contract to begin the rehabilitation, improvement and maintenance of the East Pan-American Highway. This project covers 2,000 kilometers (“km”) of roads and highways nationwide, and is divided into three sections: Las Garzas—Cañita (46 km), Cañita—Agua Fría (98.2 km) and Agua Fría—Yaviza (102 km). The company will invest U.S.$282.7 million.

On February 14, 2024, the Minister of Public Works confirmed that Mizuho Bank and Banistmo had agreed to finance the construction of the Fourth Bridge over the Panama Canal, which contemplates an investment of U.S.$1.227 billion.

Balance of Payments

In the first half of 2023, Panama registered an estimated overall deficit of U.S.$909.5 million, compared to an overall deficit of U.S$438.0 million in the first half of 2022, mainly due to a decrease in portfolio investment.

In the first half of 2023, the current account balance recorded a deficit of U.S.$421.1 million, an increase in the deficit of 144.4% compared to a current account deficit of U.S.$172.3 million in the first half of 2022. This was primarily due to a 13.4% an increase in the value of imports to U.S.$15,113.9 million in the first half of 2023, compared to U.S.$13,333.2 million in the first half of 2022.

In the first half of 2023, the capital and financial account balance recorded a surplus of U.S.$1,626.6 million, a decrease of 29.4% compared to a capital and financial account surplus of U.S.$2,303.3 million in the first half of 2022.

In the first half of 2023, foreign direct investment as calculated by the Instituto Nacional de Estadísticas y Censo de Panamá (“INEC”) recorded net inflows of U.S.$2,717.9 million, an increase of 64.8% compared to net inflows of U.S.$1,649.6 million in the first half of 2022. In the first half of 2023, foreign portfolio investment recorded net outflows of U.S.$2,236.6 million, compared to net inflows of U.S.$1,043.0 million in the first half of 2022. In the first half of 2023, other capital recorded net inflows of U.S.$1,140.6 million, compared to net outflows of U.S.$393.8 million in the first half of 2022.

Public Debt

As of December 31, 2023, Panama’s public debt totaled U.S.$47,025.3 million, an increase from U.S.$44,274.0 million as of December 31, 2022. As of December 31, 2023, Panama’s internal public debt accounted for 15.0% of total debt (a decrease from 16.8% as of December 31, 2022), while external public debt accounted for 85.0% of total debt (an increase from 83.2% as of December 31, 2022). As of December 31, 2023, the average maturity of the debt portfolio was 14.9 years, with an average duration of 9.0 years. The average maturity of the debt portfolio as of December 31, 2022 was 15.1 years, with an average duration of 9.4 years. During 2023, local secondary market transactions in treasury securities reached U.S.$916.2 million, an increase from U.S.$262.3 million in 2022, due primarily to the Government’s March 2023 repurchase of U.S.$408.0 million of Panama’s 4.95% Treasury Bonds due 2024, which had an outsized effect on usual local secondary market transactions. The repurchase was funded by Panama’s issuance of U.S.$800,000,000 of its 6.400% Global Bonds due 2035 and U.S.$1,000,000,000 of its 6.853% Global Bonds due 2054 on March 28, 2023.

As of January 31, 2024, Panama’s public debt totaled U.S.$46,894.6 million, an increase from U.S.$44,218.6 million as of January 31, 2023. As of January 31, 2024, Panama’s internal public debt accounted for 14.9% of total debt (a decrease from 16.8% as of January 31, 2023), while external public debt accounted for 85.1% of total debt (an increase from 83.2% as of January 31, 2023). As of January 31, 2024, the average maturity of the debt portfolio was 14.9 years, with an average duration of 9.0 years. The average maturity of the debt portfolio as of January 31, 2023 was 15.0 years, with an average duration of 9.4 years. During the one-month period ended January 31, 2024, local secondary market transactions in treasury securities reached U.S.$52.3 million, an increase from U.S.$44.0 million during the one-month period ended January 31, 2023.

The following table includes the amortizations of Panama’s internal and external debt as of December 31, 2023:

TABLE NO. 15

Debt Amortization Profile

Year	Internal Debt	External Debt
	(in billions of US Dollars)
2024	1.5	1.4
2025	0.1	2.2
2026	1.6	1.9
2027	0.5	1.8
2028	0.2	2.0
2029	0.4	1.7
2030	0.0	2.3
2031	1.3	0.7
2032	0.0	3.1
2033	0.7	1.5
2034	0.7	1.3
2035	0.0	3.4
2036	0.0	2.0
2037	0.0	0.2
2038	0.0	0.2
2039	0.0	0.1
2040	0.0	0.1
2041	0.0	0.1
2042	0.0	0.1
2043	0.0	0.0
2044	0.0	0.0
2045	0.0	0.4
2046	0.0	0.4
2047	0.0	0.4
2048	0.0	0.8
2049	0.0	0.8
2050	0.0	0.8
2051	0.0	0.6
2052	0.0	1.0
2053	0.0	1.1
2054	0.0	1.3
2055	0.0	0.8
2056	0.0	0.8
2057	0.0	0.0
2058	0.0	1.0
2059	0.0	1.0
2060	0.0	1.0
2061	0.0	0.5
2062	0.0	0.5
2063	0.0	0.5

Source: Ministry of Economy and Finance, Directorate of Public Financing.

Panama’s gross public debt to GDP ratio was 44.5% in 2019, 64.7% in 2020, 60.1% in 2021, 57.9% in 2022 and 55.7% in 2023.

As of December 31, 2023, 81.4% of Panama’s debt had a fixed interest rate, and 18.6% of the debt had a variable interest rate. As of December 31, 2023, the weighted average cost of the Republic’s debt was 5.1%, compared to 4.4% as of December 31, 2022. As of December 31, 2023, the weighted average life of Panama’s debt was 13.65 years, compared to 13.70 years as of December 31, 2022. As of December 31, 2021, the weighted average life of Panama’s debt was 13.30 years, compared to 12.79 years as of December 31, 2020. As of December 31, 2019, the weighted average life of Panama’s debt was 10.97 .

Internal Debt

On December 28, 2023, Panama issued U.S.$205,869,000 aggregate principal amount of its 6.50% Treasury Notes due 2028. The proceeds are expected to be used for the payment of debts owed by the Government to financial institutions that provide mortgages under the preferential interest regime.

External Debt

Global Notes and Bonds

On October 4, 2023, Panama issued U.S.$400,000,000 aggregate principal amount of its 6.853% Global Bonds due 2054 and U.S.$1,000,000,000 aggregate principal amount of its 6.875% Global Bonds due 2036. The proceeds from the issuance will be used for general budgetary purposes.